UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CLIFF ROCK RESOURCES CORP.

(Exact name of registrant as specified in its corporate charter)

333-131081
(Commission File No.)

Nevada	98-0459440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

L1, 414 Scarborough Beach Road,
Osborne Park, WA 6017, Australia
(Address of principal executive offices)

Tel: +61-8-938-80344
(Issuer's telephone number)

Approximate Date of Mailing: June 14, 2010

CLIFF ROCK RESOURCES CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
CLIFF ROCK RESOURCES CORP.

This Information Statement is being mailed to holders of record of shares of common stock of Cliff Rock Resources Corp. (the “ Company ”, “Cliff Rock,” “ we ”, “ us ” or “ our ”), a Nevada corporation as of June 9, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), and Rule 14f-1 promulgated thereunder.

Background

On May 27, 2010 (the “Closing Date”), the Company completed its acquisition (the “Acquistion”) of Virtual Medical Centre, Limited, an Australian corporation (“VMC”) under the terms of a definitive Exchange Agreement (the “Exchange Agreement”).  The Exchange Agreement requires a change in the composition of our board of directors (the “Board”). The following is a brief summary of the Acquisition.

On May 27, 2010, the Company and VMC entered into the Exchange Agreement pursuant to which each issued and outstanding ordinary share of VMC (the “VMC Shares”) was exchanged into that number of shares of common stock of the Company (the “Company Shares”) equal to 71,471,764 divided by the total number of VMC Shares issued and outstanding immediately prior thereto (the “Exchange”), so that after giving effect to the Exchange, the Company became the holder of all of the issued and outstanding VMC Shares.  Pursuant to the Exchange, a total of 71,471,764 Company Shares were issued to VMC’s stockholders.

Upon completion of the Acquisition, a total of 84,253,764 Company Shares were issued and outstanding.

Before the closing of the Acquisition, our Board consisted of one director, Dr. Michael Raymont. In connection with the Acquisition, Dr. Raymont resigned as a member of our Board effective upon the appointment and qualification of his successors, which will not occur until ten (10) days from the mailing of this information statement.  Pursuant to the Exchange Agreement, Andrew Dean and Clifford Rosenberg were appointed to replace Dr. Raymont as directors of the Company.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2010.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of June 9, 2010 (the “Record Date”), there were 84,253,764 Company Shares issued and outstanding. Each Company Share entitles the holder thereof to one vote.

CHANGE IN CONTROL

As described further above under the caption “Background”, as a result of the Acquisition that was completed on May 27, 2010, a change of control has occurred.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth biographical information regarding the Company’s current executive officers and directors:

Name	Age	Position	Served as an Officer since
Wayne Hughes	44	Chief Executive Officer	May 27, 2010
Stuart Usher	37	Chief Financial Officer	May 27, 2010
Thomas Maher	52	Chief Operating Officer	May 27, 2010
Michael Raymont	62	Director	October 26, 2009

Wayne Hughes -  Mr. Hughes co-founded VMC and since August 2001, has served as the Managing Director of VMC.  Under the Exchange Agreement, Mr. Hughes has also been appointed as the Chief Executive Officer of the Company beginning on the Closing Date.  He has an extensive business background ranging from forming numerous start-up companies to serving as corporate senior management. Prior to founding VMC, Wayne has owned and operated various enterprises for over 20 years. Wayne completed his MBA at the University of Western Australia in 2004 specializing in Strategic Management.

Stuart Usher -  Mr. Usher began to serve as the CFO of the Company as of the Closing Date, and also currently serves as the CFO of VMC, a position he has held since August 20, 2009.  Mr. Usher also serves as an Executive Director of Epic Corporate Solutions, a position he has held since April 2008, where he provides a range of professional advisory services. From 2005 to March 2008, Mr. Usher served as Associate Director at HealthTec Growth Partners Pty Ltd, a corporate advisory firm specialising in the listing on ASX of new Healthcare companies. Mr. Usher is a CPA, an Associate member of the Institute of Chartered Secretaries and Administrators and a member of ‘Chartered Secretaries Australia’ where he has attained the status of Chartered Company Secretary.  Mr. Usher was awarded a Bachelor of Business degree from Edith Cowan University in 1994.

Thomas Maher -  Mr. Maher serves as the Chief Operating Officer of the Company, a position he assumed on the Closing Date.  Mr. Maher also serves as the General Manager of VMC, a position he has held since 2004, where he is responsible for product research and development, revenue generation, strategic planning and other areas related to the development and growth of VMC.  He earned his Executive Master of Business Administration degree from the University of Western Australia in 2004.

Michael Raymont – Dr. Raymont served as the President, Secretary, Treasurer and Director of the Company since October 2009.  He is also a partner and President of a private equity company specializing in the energy, resources, environment and healthcare sectors in Southeast Asia, with a special focus on China. Formerly, Dr. Raymont was Chief Executive Officer of EnergyINet, a consortium of Government departments and major energy companies in Canada, which was tasked with identifying issues facing the energy industry and advancing the development and commercialization of critical energy sources and technologies. He also worked for the Federal Government of Canada, serving as President (at the Deputy Minister level), and Vice-President, Technology and Industry Support, with the National Research Council of Canada (“NRC”), which is the largest Federal agency in Canada carrying out R&D as well as technology transfer and commercialization programs.  Prior to his time with NRC, Dr. Raymont spent five years in the United States, and most recently, was Chairman and Chief Executive Officer of EquipNet Inc., a Boston-based provider of software and services for capital asset management to Global 1000 manufacturing and energy companies.  Dr. Raymont has B.Sc (Hons) and Ph.D. degrees in chemistry, and was a Killam Scholar. Dr. Raymont holds two patents and has authored over 100 publications and presentations, principally on energy, climate change, technology commercialization and economic development. Dr. Raymont has very extensive international experience, having spent almost half his life outside Canada, in the Untied States, East Asia and Europe.

NEW DIRECTORS

Dr. Raymont was appointed a director of the Company on October 26, 2009 and resigned as a director on May 27, 2010, effective upon appointment and qualification of his successors.  No less that ten (10) days after this information statement is mailed to stockholders of record of the Company as of the Record Date, the appointment of Mr. Dean and Mr. Rosenberg as directors of the Company will become effective.

Set forth below is biographical information for each director nominee:

Andrew Dean, 47 years old - Since 2005, Mr. Dean has served as the Honorary Medical Officer in the Department of Medical Oncology at Sir Charles Gairdner Hospital.  He also serves as a Medical Oncologist at St. John God Oncology, Subiaco & Perth Oncology, where he began to provide his services in 2007.  He received his Bachelor of Medicine and Bachelor of Surgery degrees from the University of Liverpool in 1985.

Clifford Rosenberg, 43 years old – Since November 2009, Mr. Rosenberg has served as the Managing Director of LinkedIn Australia & NZ.  He has also served as a non-managing Director of VMC, a position he has held since April 2009.  In November 2007, he served as the Chairman of Sound Alliance, an online publisher of web communities.  From 2003 to 2006, he served as the Managing Director of Yahoo! Australia & NZ. During that time he led a highly profitable online media business of approximately 100 employees to build, maintain, market and sell one of the most trafficked online destinations in Australia. He received his Bachelor of Business Science Degree in 1985 from the University of Cape Town in South Africa and his Master of Science in Management from Boston University in 1988.

Board Meetings and Committees

Our Board has held no formal meetings during the last 12 months. All proceedings of the Board were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. As we have been a shell corporation, our former Board believed that it was not necessary to have standing audit, nominating or compensation committees because the functions of such committees were adequately performed by the Board. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of the Company.

Compensation Committee Interlocks and Insider Participation

Our Board determines executive compensation and does not delegate this responsibility to non-members of the Board. Dr. Raymont is the sole director responsible for deliberations of executive compensation decisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned as of May 27, 2010 (following the Exchange Agreement) by (i) each stockholder who we know to own beneficially 5% or more of our outstanding common stock; (ii) all directors; (iii) all nominees for director; (iv) our executive officers; and (v) all executive officers and directors as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable. Beneficial ownership is determined under the rules of the SEC and includes any shares which the person has the right to acquire within 60 days after May 27, 2010 through the exercise of any stock option, warrant or other right.

Name and Address of Beneficial Owners	Title/Status	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Wayne Hughes*	Chief Executive Officer	13,262,282(2) (3)	15.85%
Stuart Usher*	Chief Financial Officer	0	0
Thomas Maher*	Chief Operating Officer	3,250,028(2)(4)	3.86%
Michael Raymont*	Director	0	0
Clifford Rosenberg PO Box 707 Bondi Junction Sydney NSW 1355, Australia	Director nominee	505,812(5)	**
Andrew Dean 15 Pownall Gardens Churchlands Perth WA 6018, Australia	Director nominee and 5% holder	16,339,774(2)(6)	19.39%
Cunningham Peterson Sharb PO Box Z5467 St. George TCE Perth, WA 6831, Australia	5% holder	4,940,892	5.86%
The Sports Café Australia P/L Mezzanine Level BGC Centre 28 The Esplanade Perth, WA 6831, Australia	5% holder	7,635,180	9.06%
Viaticus Capital P/L PO Box Z5425 St. George TCE Perth, WA 6831, Australia	5% holder	5,785,536	6.87%
Welas PTY Ltd. Unit 4, 8 Milson Road Cremore, Sydney NSW 2090 Australia	5% holder	11,078,742(7)	13.15%
Window Capital, P/L L1, 914 Hay St., Perth WA 6000, Australia	5% holder	35,576,274(8)	42.23%
Officers and directors as a group (3 persons)		32,852,084	38.99%

*   Address is L1, 414 Scarborough Beach Road, Osborne Park, WA 6017, AUS, POST PO Box
1173, Osborne Park, WA 6916, Australia
** Less than 1%
(1) Based on 84,253,764 shares stock outstanding after the closing of the Exchange Agreement.

(2) Shares are held in the name of Window Capital, P/L.
(3) Includes 9,000,000 Cliff Rock Shares held in escrow pursuant to the Exchange Agreement.
(4) Includes 1,000,000 Cliff Rock Shares held in escrow pursuant to the Exchange Agreement.
(5) Consists of 5,812 Cliff Rock Shares and 500,000 options to purchase additional Cliff Rock Shares.
(6) Includes 10,000,000 Cliff Rock Shares held in escrow pursuant to the Exchange Agreement.
(7) Consists of 9,012,072 shares of common stock and 2,066,670 options to purchase additional Cliff Rock Shares.
(8) Includes an aggregate of 32,852,084 shares of common stock held by Wayne Hughes, Thomas Maher and Andrew Dean, collectively.  Each of Messrs.  Wayne Hughes, Thomas Maher and Andrew Dean have sole voting power over the shares of company common stock indicated opposite their respective names above.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Terms of Office

The Company’s directors are appointed for a one-year term and hold office until the next annual general meeting of the Company’s stockholders, until his or her successor is elected and qualified, or until he or she resigns or is removed. The Company’s directors hold office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board and hold office pursuant to the terms of their respective employment agreements.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SUMMARY COMPENSATION TABLE FOR 2009 AND 2008

The following table sets forth information concerning the compensation paid and awarded to those individuals serving as our officers following the consummation of the Exchange Agreement.  It includes compensation paid to our Chief Executive Officer and the most highly compensated executive officers (other than our Chief Executive Officer) of ours and our subsidiaries at the end of the 2009 and 2008 fiscal years whose total compensation exceeded $100,000 for these periods. These individuals may be collectively referred to in this report as our “Named Executive Officers.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Options Awards	Non- Equity Incentive Plan Compensation	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Michael Raymort (1)	2009	nil	nil	nil	nil	nil	nil	nil	nil
Former President, Treasurer and Secretary	2008	nil	nil	nil	nil	nil	nil	nil	nil
Wayne Hughes(2)	2009	250,000	nil	nil	nil	nil	22,500	20,000	292,500
Chief Executive Officer	2008	250,000	nil	nil	nil	nil	22,500	20,000	292,500
Stuart Usher(3)	2008	250,000	nil	nil	nil	nil	22,500	20,000	292,500
Chief Financial Officer	2009	66,000	nil	nil	nil	nil	nil	nil	66,000
Thomas Maher(4)	2009	150,000	nil	nil	nil	nil	13,500	20,000	183,500
Chief Operating Officer	2008	150,000	nil	nil	nil	nil	13,500	20,000	183,500

(1)  Mr. Raymont resigned from his positions as President, Secretary and Treasurer of the Company in conjunction with the Exchange Agreement.
(2)   Mr. Hughes was appointed as Chief Executive Officer in conjunction with the Exchange Agreement.  The figures above represent fees paid to Mr. Hughes for services rendered to VMC during the fiscal years ending June 30, 2009 and 2008.  All figures are in Australian dollars.
(3)    Mr. Usher was appointed as Chief Financial Officer of the Company in conjunction with the Exchange Agreement.  The figures above represent fees paid to Mr. Usher for services rendered to VMC during the fiscal year ending June 30, 2009.  All figures are in Australian dollars.
(4)   Mr. Maher was appointed as Chief Operating Officer in conjunction with the Exchange Agreement.  The figures above represent fees paid to Mr. Maher for services rendered to VMC during the fiscal years ending June 30, 2009 and 2008.  All figures are in Australian dollars.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Unitsor Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Raymont	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

DIRECTOR COMPENSATION

Name Of Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation	Changes in Pension Value and Nonqualified Compensation Earnings	All Other Compensation	Total ($)
Miachel Raymont	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Equity Awards at Fiscal Year-End

None.

Long-Term Incentive Plans

None.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

None.

Employment Contracts

During our last fiscal year ended September 30, 2009, there were no employment agreements for officers and directors of the Company.

DIRECTOR INDEPENDENCE

We currently have one director, Dr. Michael Raymont. We have determined that Dr. Raymont is not an independent director as defined by Nasdaq Marketplace Rule 5605(a)(2) due to the fact that he also served as an executive officer of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communication to the board of directors at L1, 414 Scarborough Beach Road, Osborne Park, WA 6017, Australia.

Dated: June 10, 2010

By Order of the Board of Directors

CLIFF ROCK RESOURCES, CORP.

/s/ Wayne Hughes
Name: Wayne Hughes
Title: Chief Executive Officer